MyTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

27 July 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 26th and 27th of July 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 8/1

JPMorgan

The Company Secretary
MyTravel Group Plc
Holiday House
Sandbrook Park
Sanbrook Way
Rochdale
OL11 1SA

20 July 2006

Dear Sir,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

J.P. Morgan Securities Ltd., ("JPMSL") of 125 London Wall, London, EC2Y 5AJ would like to advise you that JPMSL has increased its material interest in the share capital of MyTravel Group Plc (the "Company") from 4.31% to 5.11%. Details are as follows:

Total number of shares held by J.P. Morgan Securities Ltd.: 23,582,832 (5.11%) 5.1290

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

S. Shaikh

Shoaib Shaikh
EMEA Surveillance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J.P. Morgan Securities Limited	23,582,832

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

27 July 2006

12. Total holding following this notification

23,582,832

13. Total percentage holding of issued class following this notification

5.12%

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - +44 1706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

27 July 2006

UBS

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

27th July 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 25th June 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 17,279,987 Ordinary shares of My Travel Group PLC, representing 3.75 per cent of the issued share capital of the Company (460,757,754).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	**Breakdown of position held (%)**	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	16,645,998 shares	3.61%
UBS AG - Total	**17,279,987 shares**	**3.75%**

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

PP

CJ Rinaldi
Executive Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	633,989
UBS AG London Branch	16,645,998
Total	17,279,987

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

25 July 2006

11. Date company informed

27 July 2006

12. Total holding following this notification

17,279,987 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

3.75% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Greg McMahon – 01706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

27 July 2006

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

20 July 2006

The Company Secretary
Mytravel Group PLC
Parkway One
Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 19 July 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.90%.

4.90%

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 460,757,754 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 19 July 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 22,558,502 ORD GBP0.30 representing 4.90 % of the issued share capital of 460,757,754 units.

Legal Entity		Holding	Percentage Held
Barclays Capital Securities Ltd		1,966,378	.4268
Barclays Global Investors Ltd		4,632,474	1.0054
Gerrard Ltd		100,245	.0218
Barclays Bank PLC		14,922,763	3.2387
Barclays Life Assurance Co Ltd		521,915	.1133
Barclays Global Investors, N.A.		57,591	.0125
Barclays Capital Inc		357,136	.0775
	Group Holding	**22,558,502**	**4.8960**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 19 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 22,558,502 ORD GBP0.30 representing 4.90 % of the issued share capital of 460,757,754 units.

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		357,136
BARCLAYS CAPITAL NOMINEES LIMITED		58,526
BARCLAYS CAPITAL NOMINEES LIMITED		1,907,852
BARCLAYS CAPITAL NOMINEES LIMITED		3,706,000
BARCLAYS CAPITAL NOMINEES LIMITED		11,216,763
BOISS NOMINEES LTD	4224361	418,146
CHASE NOMINEES LTD	16376	229,228
CHASE NOMINEES LTD	28270	149,830
INVESTORS BANK AND TRUST CO.		8,591
JP MORGAN (BGI CUSTODY)	16331	117,203
JP MORGAN (BGI CUSTODY)	16341	254,882
JP MORGAN (BGI CUSTODY)	16400	3,635,562
JP MORGAN (BGI CUSTODY)	18409	349,538
R C Greig Nominees Limited		77,414
R C Greig Nominees Limited a/c AK1		324
R C Greig Nominees Limited GP1		4,925
R C Greig Nominees Limited SA1		17,582
STATE STREET BANK AND TRUST CO		49,000
	Total	**22,558,502**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Global Investors, N.A., Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	17,246,277
Boiss Nominees Limited (a/c 4224361)	418,146
Chase Nominees Limited (a/c 16376)	229,228
Chase Nominees Limited (a/c 28270)	149,830
Investors Bank and Trust Co	8,591
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	3,635,562
JP Morgan (BGI Custody) (a/c 18409)	349,538
R C Greig Nominees Limited	77,414
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
State Street Bank and Trust Co	49,000
Total	**22,558,502**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

19 July 2006

11. Date company informed

26 July 2006

12. Total holding following this notification

22,558,502 30p ordinary shares

13. Total percentage holding of issued class following this notification

4.89% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Greg McMahon - +44 1706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

26 July 2006

UBS

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

25th July 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 24th June 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 24,899,622 Ordinary shares of My Travel Group PLC, representing 5.40 per cent of the issued share capital of the Company (460,757,754).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	16,642,349 shares	3.61%
UBS AG (Switzerland)	7,623,284 shares	1.65%
UBS AG - Total	**24,899,622 shares**	**5.40%**

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

UBS

pp Annabel Allen

CJ Rinaldi
Executive Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	633,989
UBS AG London Branch	16,642,349
UBS AG (Switzerland)	7,623,284
Total	24,899,622

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

24 July 2006

11. Date company informed

25 July 2006

12. Total holding following this notification

24,899,622 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

5.40% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Greg McMahon – 01706 74 6140

16. Name and signature of authorised company official responsible for making this notification

Greg McMahon, Group Company Secretary

Date of notification

26 July 2006